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Map data ©2021
Family-friendlyWomen-led
701 Eateries

Restaurant

701 North University Drive
Fargo, ND 58102
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Investment Opportunity
Data Room
Discussion
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THE PITCH
701 Eateries is seeking investment to share our success with the community as we launch our fifth restaurant concept.
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INVESTOR PERKS

701 Eateries is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Priority invitation to soft opening party Invest $2,500 or more to qualify. 100 of 100 remaining

Receive a 20% discounted dining experience prior to opening to the public.

Prairie Dog Invest $5,000 or more to qualify. 200 of 200 remaining

Invitation for 2 to our soft opening party where you will be able experience 701 prior to opening to the public and receive a 20% discount on food and beverages that evening and 701 swag

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OUR STORY

Celebrate our heritages of the Midwest in a funky, cozy Nordic kitchen (Prairie Kitchen) and cabin (Camp Lonetree) and private event space (Dain Room). We can't wait for you to join the neighborhood party and try our spin on Midwest nostalgia.

Opening Spring 2021
Built in 1919 as Fargo's "Acme Dairy," 701 N University Dr has been home to multiple businesses over the course of nearly 100 years. The renovation has the cool factor of a historic building with the functionality of a new space with the addition.
2 restaurant concepts in 1 building. Prairie Kitchen: An all occasion restaurant with a woodfire grill and open kitchen serving breakfast, lunch and dinner. Camp Lonetree: Embracing all of our seasons, this rooftop will be open year round with Igloos, heaters, hot totties and mini-curling rink in the winter & open garage doors, campfire pit and sing-alongs in the summer!
Kitty corner from newly renovated (grand opening April 20th 2021) Fargo Brewing Company which is not only a brewery but an outdoor concert venue and an event center. We can't wait to listen to the music on the rooftop and collaborate on community events together

This location is a gateway to the bustling Fargo downtown and also 6 blocks from the largest University in North Dakota, NDSU
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
OUR MISSION

Brew restaurant's mission is to create a company that people can have a career in the culinary arts. We focus on creating a collaborative environment where ideas are shared and passions can grow. Our career pathways allow many opportunities to grow with the company in all areas of culinary arts and hospitality management. We continue to our grow employee health and wellness program as we believe healthy, happy employees lead to vibrant restaurants and great customer experiences.

We believe in fostering a healthy work environment through offering health benefits, free counseling services and wellness programming (including free ski lift passes :)
We are community cheerleaders. We believe in collaborating with local business and giving back to the community through charitable giving and community events that help provide food for those in need.
We're throwing a neighborhood party and you're invited!
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JOIN THE PARTY!

Brew Restaurants has a proven track record of creating unique and successful restaurant concepts in the midwest. We've created an opportunity to be part of Brew Restaurants new concept, 701 eateries. Everyone wants to own a restaurant! Restaurants are truly a creative business that are fun to be part of when you don't have to deal with the day to day issues and when they are doing well! This is your opportunity to invest with minimal risk through a revenue sharing note that has a guaranteed rate of return and you will also have exclusive access to cool foody events. We are throwing a neighborhood party and you're invited!

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
THE TEAM
Alex Belquist
CEO and Director of Culinary Operations

While playing football at NDSU he worked at Labby's Bar and Grill and realized that the food industry was a perfect industry to combine his love for business and also his creativity. He likens the kitchen to the football field. . a high stress environment with the same adrenaline rush as being on the field in a big game. He attended Cordon Bleu Culinary School in Minneapolis but calls himself a "culinary school dropout" as he quickly learned his heart was in creating successful restaurants and menus that combines chef-driven with approachability rather than just cooking. He's a creative who dreams big and can out-karaoke anyone.

Britt Belquist
Chief Operating Officer

Britt has worked in numerous restaurants throughout the years and brings a wealth of knowledge on excellent customer service and restaurant operations. She is the culture keeper at Brew Restaurants and is constantly working on improving training, employee benefits and perks to help make Brew a company where people can have a career in the culinary arts.

Shelby Terstriep
Director of Events, Sales, and Marketing

Shelby grew up with a theater director mother doing events and selling ads since she was 9 year old. She is an oncologist (with an added specialty of Culinary Medicine--believing that food is medicine) by day and restaurant owner by night and has started and leads the sales and event team and marketing strategy.

Chad Terstriep
Director of Finance and Merchandise

Chad will be joining the team to lead new merchandising efforts as well as the finance department. He has an MBA in finance and currently is also the President of a Health Care IT company. He really likes beer and food but absolutely love spreadsheets!

Cassie Hahn
District Front of House Manager of Brew Restaurants

Cassie has risen the ranks with Brew Restaurants starting as bartender, then general manager and now leading the team of general

managers of all Brew Restaurants. She is responsible for ensuring support and accountability of the management team at Brew locations as well as geeking out with the bartender over mixology.

Blake Minge
District Manager of Kitchen Operations

Blake was born in the restaurant industry, his father owned and operated several lakes-area restaurants and he was cooking as soon as he could reach the counter. When his father passed away unexpectedly, at 17 he took over management of the restaurant and grew a successful catering company. In August of 2020 he sold his business and joined the corporate team at Brew Restaurants leading the kitchen managers at each Brew site and growing the catering department.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $120,000
Space build out $115,000
Mainvest Compensation $15,000
Total $250,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$3,500,000	$3,850,000	$4,119,500	$4,325,475	$4,455,239
Cost of Goods Sold	$1,050,000	$1,155,000	$1,235,850	$1,297,642	$1,336,571
Gross Profit	$2,450,000	$2,695,000	$2,883,650	$3,027,833	$3,118,668

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Salaries	$0	$0	$0	$0	$0
Insurance	$0	$0	$0	$0	$0
Equipment Lease	$0	$0	$0	$0	$0
Opex	$1,632,240	$0	$0	$0	$0
Operating Profit	$817,760	$2,695,000	$2,883,650	$3,027,833	$3,118,668

This information is provided by 701 Eateries. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investment Round Status

$250,000

TARGET

$1,000,000

MAXIMUM

This investment round closes on May 12, 2021. 0 people have invested so far.

Summary of Terms
Legal Business Name 701 Ops
Investment Structure Revenue Sharing Note
Investment Multiple 1.5×
Business's Revenue Share 1.5%-6%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2031
Financial Condition
Why become a Brew Restaurants Investor?

Brew Restaurants has a proven track record of creating unique and successful restaurant concepts in the Midwest. Our goal is to create a company that people can have a career in the culinary arts and by having happy and healthy staff we are able to create an amazing customer experience. While 2020 was not without its challenges, we pivoted and developed new serve lines, grew our team and even added health insurance for our staff. This is an opportunity to be part of Brew Restaurants newest concept called 701 eateries and create a vibrant successful restaurant together. We also can't wait for you to cash in on all your great foodie perks!!

Other Brew Restaurant Concepts:

Brew Ales and Eats established in 2013 in Perham, MN

City Brew Hall established in 2018 in Wahpeton, ND

Brewbird Fargo established in 2020 in Fargo, ND

Opening soon!

701 Eateries will be opening in April 2021 . Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of 701 Eateries to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Reliance on Management

As a securities holder, you will not be able to participate in 701 Eateries's management or vote on and/or influence any managerial decisions regarding 701 Eateries. Furthermore, if the founders or other key personnel of 701 Eateries were to leave 701 Eateries or become unable to work, 701 Eateries (and your investment) could suffer substantially.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Limited Services

701 Eateries operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. 701 Eateries competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from 701 Eateries's core business or the inability to compete successfully against the with other competitors could negatively affect 701 Eateries's financial performance.

The Company Might Need More Capital

701 Eateries might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If 701 Eateries is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if 701 Eateries is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if 701 Eateries fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of 701 Eateries, and the revenue of 701 Eateries can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of 701 Eateries to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by 701 Eateries. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
This is a preview. It will become public when you start accepting investment.
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